UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                VISTA GOLD CORP.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   927926 20 4
                                 (CUSIP Number)

                                January 24, 2003
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

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CUSIP No. 927926 20 4                                                Page 2 of 6


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1          NAME OF REPORTING PERSON             Global Resource Investments Ltd.
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           33-0584418

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
                                                                          (b)|X|

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION                       California

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      NUMBER OF         5        SOLE VOTING POWER                             0
        SHARES
     BENEFICIALLY     ----------------------------------------------------------
       OWNED BY         6        SHARED VOTING POWER                     275,820
        EACH
      REPORTING       ----------------------------------------------------------
       PERSON           7        SOLE DISPOSITIVE POWER                        0
        WITH
                      ----------------------------------------------------------
                        8        SHARED DISPOSITIVE POWER                275,820

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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  275,820

--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             ___

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                2.5%

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12         TYPE OF REPORTING PERSON                                           PN

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CUSIP No. 927926 20 4                                                Page 3 of 6

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1          NAME OF REPORTING PERSON                       Rule Investments, Inc.
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           33-0584421

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
                                                                          (b)|X|

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION                       California

--------------------------------------------------------------------------------

      NUMBER OF         5        SOLE VOTING POWER                             0
        SHARES
     BENEFICIALLY     ----------------------------------------------------------
       OWNED BY         6        SHARED VOTING POWER                     345,820
        EACH
      REPORTING       ----------------------------------------------------------
       PERSON           7        SOLE DISPOSITIVE POWER                        0
        WITH
                      ----------------------------------------------------------
                        8        SHARED DISPOSITIVE POWER                345,820

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  345,820


--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            ___

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                3.1%

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON                                           CO

--------------------------------------------------------------------------------
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CUSIP No. 927926 20 4                                                Page 4 of 6


Item 1(a).        Name of Issuer:

                  Vista Gold Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  7961 Shaffer Parkway, Suite 5
                  Littleton, Colorado 80127

Item 2
         (a). - (c).
         Name,  Principal  Business Address and Citizenship of Persons Filing:

              (1) Global Resource Investments Ltd. ("Global Resource")
                  7770 El Camino Real
                  Carlsbad, California 92009
                  Citizenship:  California

              (2) Rule Investments, Inc. ("Rule Investments")
                  7770 El Camino Real
                  Carlsbad, California 92009
                  Citizenship:  California

Item 2(d).        Title of Class of Securities:

                  Common Shares

Item 2(e).        CUSIP Number:

                  927926 20 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a)/ /   Broker or dealer registered under Section 15 of the
                  Exchange Act.
         (b)/ /   Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)/ /   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.
         (d)/ /   Investment company registered under Section 8 of the
                  Investment Company Act.
         (e)/ /   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E).
         (f)/ /   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).
         (g)/ /   A parent holding company or control person in accordance
                  with Rule 13d-1(b)(ii)(G).
         (h)/ /   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
         (i)/ /   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.
         (j)/ /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  Not Applicable
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CUSIP No. 927926 20 4                                                Page 5 of 6


Item 4.     Ownership.

            The information in items 1 and 5 through 11 on the cover pages (pp. 2-3) on Schedule 13G is hereby incorporated by reference.

            Percentage ownership based on 10,925,880 Common Shares outstanding at January 24, 2003.

            Global Resource is the direct beneficial owner of 275,820 Shares (all of which are immediately exercisable share purchase warrants). Rule Investments, the General Partner of Global Resource, is the direct beneficial owner of 70,000 Common Shares and, based on its status as General Partner of Global Resource, is also the indirect beneficial owner of the 275,820 Shares owned directly by Global Resource.

            Global Resource is a broker-dealer. Rule Investments was organized to serve as the corporate General Partner of Global Resource. It conducts no independent business activities.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 927926 20 4                                                Page 6 of 6


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2003             Global Resource Investments Ltd.

                                    By: Rule Investments, Inc., its general
                                        partner

                                    By: /s/ Keith Presnell
                                        ---------------------------------------
                                        Keith Presnell, Chief Financial Officer

Date:  February 3, 2003             Rule Investments, Inc.

                                    By: /s/ Keith Presnell
                                        ---------------------------------------
                                        Keith Presnell, Chief Financial Officer